NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2008

  Precious metals revenue more than doubled; Sold 16,723 ounces of gold in quarter;

  Average cash cost of production declined 4% from trailing second quarter and 12% from first quarter;

  Island Gold's cash cost of production declined 6% from trailing second quarter;

  Exploration expenses total $3.4 million in quarter and $8.2 million in 2008;

  $29.6 million in cash and cash equivalents with no long-term debt at quarter-end;

  $4.7 million in cash generated from operation in 2008.

MONTREAL, Quebec, Canada, October 30, 2008 - Richmont Mines Inc. (TSX-NYSE-A: RIC), a gold exploration, development and production company with operations in North America, today announced financial and operational results for its third quarter ended September 30, 2008. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

Third Quarter Review of Operations
Revenue for the third quarter of 2008 was $16.5 million, a 245% increase compared with $4.8 million in the third quarter of 2007, when the Company's Beaufor Mine was shut down for a five-week period during replacement of its headframe structure. Total precious metals revenue was up $10.9 million, or 245%, to $15.3 million in the third quarter of 2008 compared with $4.4 million in the third quarter of 2007, as a result of significantly more ounces of gold sold at a 28% higher selling prices per ounce, in Canadian dollars. In the 2008 quarter, 16,723 ounces of gold were sold at an average price of US$901 (CAN$918) per ounce, compared with 6,201 ounces of gold sold in the same period last year at an average price of US$666 (CAN$716) per ounce. Also, during the quarter sales from the Island Gold Mine, which commenced production during the fourth quarter of 2007, more than offset the loss of gold sales from the East Amphi Mine, which was sold in mid-2007.

Lower Costs on Growing Volume and Efficiencies
Operating costs, including royalties, for the third quarter of 2008 were $10.3 million, up from $3.9 million in the same period the prior year, but below $10.9 million in the trailing second quarter of 2008. Higher costs in the 2008 quarter reflect the operation of the Island Gold Mine and the shut-down of the Beaufor Mine for a portion of last year's third quarter.

 The average cash cost of production was lower at US$604 (CAN$615) per ounce of gold sold in the third quarter of 2008 compared with US$626 (CAN$638) in the trailing second quarter, and US$590 (CAN$634) in last year's quarter, prior to the start of commercial production at Island Gold. The average cash cost per ounce in US dollars during the current quarter benefited from improved grade, higher volumes and was impacted by the stronger Canadian dollar when compared with the prior year's period. Costs at the Beaufor Mine decreased to US$477 (CAN$485) from US$489 (CAN$498) in the trailing second quarter, also on improved grade and were significantly below the cash cost per ounce of US$597 (CAN$642) in last year's third quarter, when the mine was shut down for part of the quarter. At the Island Gold Mine, cash production costs per ounce were US$720 (CAN$734) compared with US$768 (CAN$782) in this year's trailing second quarter as the Company continues to ramp up production. Included in the gold sales for the third quarter of 2007 were 2,440 ounces from the East Amphi Mine produced at a cash cost of US$578 (CAN$621) per ounce.

Measurably higher exploration and project evaluation costs of $3.4 million in the third quarter of 2008 (see accompanying exploration cost summary table) reflect the Company's efforts to grow its reserves and resources.

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2008
October 30, 2008

Approximately $0.8 million in exploration costs were incurred at the Beaufor Mine, $0.7 million at the Island Gold Mine and $1.8 million at the Golden Wonder project in the current quarter. During last year's third quarter, approximately $0.5 million in exploration costs were incurred at the Beaufor Mine and $0.8 million at the Valentine Lake project.

Richmont recorded a net loss for the third quarter of 2008 of $0.9 million, or $0.04 per share, compared with a net loss of $1.5 million, or $0.06 per share, in the third quarter of 2007. Significantly higher revenue in this year's third quarter more than offset increased exploration costs and resulted in the improvement in the net loss compared with last year's quarter.

Balance Sheet Review
At September 30, 2008, cash and cash equivalents were $29.6 million, a $2.3 million increase from $27.3 million at December 31, 2007 and $1.1 million less than $30.7 million at June 30, 2008. Richmont Mines has no long-term debt obligations and has working capital of $35.4 million. The cash equivalents included $22.1 million of bankers acceptance and bank discount notes with high level credit ratings.

Island Gold Mine1

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Tonnes	41,916	-	113,422	-
Head grade (g/t)	6.78	-	6.94	-
Gold recovery (%)	95.39	-	95.36	-
Recovered grade (g/t)	6.47	-	6.61	-
Ounces sold	8,721	-	24,122	-
Cash cost per ounce (US$)	720	-	758	-

Investment in property, plant and equipment
(thousands of CAN$)	447	1,286	1,488	2,841
Exploration expenses (thousands of CAN$)	658	39	1,425	266

Deferred development (metres)	87	-	351	-

Diamond drilling (metres)
Exploration	2,541	3,087	10,777	10,079

During the 2008 third quarter, 41,916 tonnes of ore from the Island Gold Mine were processed at an average recovered grade of 6.47 g/t, and 8,721 ounces of gold were sold at an average price of US$882 (CAN$898) per ounce. In the trailing second quarter of 2008, 39,818 tonnes of ore were processed at an average recovered grade of 6.57 g/t, and 8,409 ounces of gold were sold at an average price of US$885 (CAN$901) per ounce. The cash cost per ounce was US$720 (CAN$734) during the current quarter compared with US$768 (CAN$782) in the trailing second quarter of 2008. The Island Gold Mine began commercial production in October 2007.

___________________________________________

1 Richmont Mines reports 100% of the consolidated results of the Island Gold Mine, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2008
October 30, 2008

During the nine-month period ended September 30, 2008, 113,422 tonnes of ore were processed at an average recovered grade of 6.61 g/t, and 24,122 ounces of gold were sold at an average price of US$894 (CAN$910) per ounce. The cash cost of production per ounce was US$758 (CAN$772) during the first nine months of the year as the mine produced at around 70% of its design capacity.

Mr. Martin Rivard, President and CEO of Richmont Mines, commented: "We made encouraging progress at Island Gold during the third quarter toward our quarterly production goal of 55,000 to 60,000 tonnes. As mine production began to build up through improved extraction, we brought online in September our second ball mill to run in parallel with the larger ball mill, and, we are beginning to see relief in the tight labour market we have experienced at the project thus far. We have enhanced our management team at the operation and believe we have overcome many of the operational challenges we encountered early in the project. More tangible improvements should be experienced in this year's fourth quarter."

Beaufor Mine

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

Tonnes	25,572	13,934	85,331	83,508
Head grade (g/t)	9.88	8.57	9.16	8.51
Gold recovery (%)	98.55	97.95	98.37	98.77
Recovered grade (g/t)	9.73	8.40	9.01	8.41
Ounces sold	8,002	3,761	24,707	22,569
Cash cost of production per ounce (US$)	477	597	517	475

Investment in property, plant and equipment
(thousands of CAN$)	6	762	112	843
Exploration expenses (thousands of CAN$)	803	502	2,214	1,350

Diamond drilling (metres)
Definition	2,190	493	6,740	2,659
Exploration	9,028	6,658	24,467	18,848

During the third quarter of 2008, 25,572 tonnes of ore from the Beaufor Mine were processed at an average recovered grade of 9.73 g/t, and 8,002 ounces of gold were sold at an average price of US$922 (CAN$939) per ounce. In the same quarter of 2007, 13,934 tonnes of ore were processed at an average recovered grade of 8.40 g/t, and 3,761 ounces of gold were sold at an average price of US$675 (CAN$726) per ounce. The cash cost per ounce was US$477 (CAN$485) during the current quarter compared with US$597 (CAN$642) in the same quarter last year, when the mine was shut down for a portion of the quarter, and is in line with the Company's forecasted production cash cost of US$450 to US$500 per ounce. During the current quarter, Richmont processed 25,370 tonnes of custom milling ore at the Camflo Mill, and custom milling is expected to remain at a similar level during the fourth quarter of 2008.

During the nine-month period ended September 30, 2008, 85,331 tonnes of ore were processed at an average recovered grade of 9.01 g/t, and 24,707 ounces of gold were sold at an average price of US$919 (CAN$936) per ounce. In the first nine months of 2007, 83,508 tonnes of ore were processed at an average recovered grade of 8.41 g/t, and 22,569 ounces of gold were sold at an average price of US$689 (CAN$740) per ounce. The cash cost per ounce was US$517 (CAN$526) during the current period up from US$475 (CAN$510) in last year's comparable period, primarily due to higher mining and milling costs.

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2008
October 30, 2008

Exploration Efforts: As reported by the Company on October 1, 2008, the Beaufor Mine is conducting exploration drilling to identify opportunities to extend the mine below current mining operations, at a maximum depth of 630 metres. In the third quarter, 6,912 metres were added to the 9,871 metres of the first semester for a total of 16,783 metres drilled in 2008 in this area. The objective is to complete 22,000 metres this year, evaluate the potential of the zones discovered last year and identify new resources. At the beginning of the year 2009, an updated resource calculation for this area will be prepared with all the information available as of December 31, 2008.

Golden Wonder
On October 23, 2008, Richmont announced that results from diamond drilling activities at the Golden Wonder Mine in Colorado have failed to confirm the continuity of an economically viable ore zone below current infrastructures at the sixth level. In light of these results, Richmont Mines has informed LKA International, Inc. ("LKA") that it has completed its "Initial Commitment Period" and that it will not exercise its option to the "Second Commitment Period" by notifying LKA of the termination of its option to proceed with the Joint Venture Agreement.

Valentine Lake Project
Richmont is currently focusing on access and logistics at Valentine Lake, where the Company has a joint venture agreement with Mountain Lake Resources. Its operations there currently are focused on developing road access to eliminate the high costs of flying personnel and equipment to the site. The Company is evaluating a 2009 drilling program at the project, where it has a 70% interest.

Nine-Month Review of Operations
For the nine-month period ended September 30, 2008, revenue was $47.7 million, or 71.8% above revenue of $27.8 million during the same period of 2007, reflecting increased gold sales at higher prices. In the 2008 nine-month period, 48,829 ounces of gold were sold at an average price of US$907 (CAN$924) per ounce, compared with 35,244 ounces of gold sold in the first nine months of 2007 at an average price of US$691 (CAN$743) per ounce.

Operating costs, including royalties, for the nine-month period ended September 30, 2008 were $31.6 million, compared with $18.2 million during the same period last year, primarily due to the costs associated with advancing the Island Gold Mine to projected production levels as well as higher operating costs at the Beaufor Mine and higher costs of maintaining the Camflo mill because of lower volume of ore processed in 2008. Island Gold began production during last year's fourth quarter.

Exploration and project evaluation costs were $8.2 million during the first nine months of 2008 (see accompanying exploration cost summary table) compared with $2.8 million during the same period in 2007. This increase was mainly due to the exploration programs at the Golden Wonder project, Beaufor and Island Gold, which had exploration costs of $3.7 million, $2.2 million and $1.4 million, respectively, for the first nine months of 2008 and by an amount of $0.9 million which was included in exploration expenses as a result of a reclassification, for fiscal planning purposes, of exploration tax credits from previous years.

 The net loss for the nine-month period was $0.5 million, or $0.02 per share, compared with net earnings of $7.7 million, or $0.32 per share, during the nine-month period ended September 30, 2007. Last year's nine-month period included a $8.0 million gain on the sale of mining assets.

Outlook
As previously announced on October 27, 2008, Richmont Mines and Patricia Mining Corp. ("Patricia Mining") have entered into a definitive agreement for Richmont Mines to acquire all of Patricia Mining's outstanding shares through a combination of cash and stock. The transaction is expected to close in mid-December 2008 and would enable Richmont Mines to become the direct and indirect holder of a 100% interest in the Island Gold Mine which is currently the subject of a joint venture between Richmont Mines and Patricia Mining.

Mr. Rivard concluded: "We anticipate entering 2009 with a healthy balance sheet, a strongly-producing mine at Beaufor and an Island Gold Mine that is demonstrating continued production improvement. We intend to continue our exploration program as we advance our proven and probable reserve base, and will evaluate other opportunities to expand our reserve base to our goal of one million ounces."

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2008
October 30, 2008

Upcoming Events
Mr. Martin Rivard, President and CEO, will present at the Rodman & Renshaw Annual Global Investment Conference at the New York Palace Hotel beginning at 12:00 p.m. ET on Monday, November 10, 2008. A live webcast of the presentation, along with presentation materials, will be available on the Company's website at: www.richmont-mines.com. If you are unable to listen to the live presentation, an archive will be available on Richmont Mines' website, in the Investor Relations section.

Event	Approximate Date
Rodman & Renshaw Global Investment Conference (New York)	November 10, 2008
December 31, 2008 reserve and resource update	Mid-first quarter 2009
2008 year-end Audited Financial results	End of February 2009

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.
Richmont produces gold from its operations in Canada and is focused on building its reserves in North America, and has extensive experience in gold exploration, development and mining. Since it began production in 1991, Richmont has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont's strategy is to cost-effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base. Richmont routinely posts news and other important information on its website at: www.richmont-mines.com.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

For more information, please contact Investor Relations:

James Culligan	Ticker symbol: RIC
Investor Relations	Listings: TSX – NYSE Alternext US
Kei Advisors LLC	Web Site: www.richmont-mines.com
Phone: 716-843-3874
E-mail: jculligan@keiadvisors.com

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2008
October 30, 2008

EXPLORATION PROPERTIES

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	$	$	$	$

Exploration costs – Mines
Beaufor Mine	803	502	2,214	1,350
Island Gold Mine	658	39	1,425	266
East Amphi Mine	-	-	-	18

	1,461	541	3,639	1,634

Exploration costs – Other properties
Golden Wonder property	1,849	16	3,663	164
Francoeur / Wasamac properties	25	7	124	142
Valentine Lake property	194	780	194	1,019
Camflo Northwest property	-	13	-	124
Other properties	6	-	16	24
Project evaluation	90	20	251	92

	3,625	1,377	7,887	3,199

Exploration tax credits	(210)	(75)	(567)	(368)
Reclassification of exploration tax credits from
previous years	-	-	850	-

	3,415	1,302	8,170	2,831

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2008
October 30, 2008

FINANCIAL DATA

		Three-month period		Nine-month period
		ended September 30,		ended September 30,
	CAN$	2008	2007	2008	2007
Results (in thousands of $)
Revenue		16,495	4,777	47,683	27,750
Net earnings (loss)		(894)	(1,481)	(451)	7,657
Cash flow from (used in) operations		820	(1,322)	4,689	6,743

Results per share ($)
Net earnings (loss) basic and diluted		(0.04)	(0.06)	(0.02)	0.32

Basic weighted average number of common shares
outstanding (thousands)		23,924	24,108	24,002	24,191

Average selling price of gold per ounce		918	716	924	743
Average selling price of gold per ounce (US$)		901	666	907	691

		September 30, 2008		December 31, 2007
Financial position (in thousands of $)
Total assets			86,454		85,976
Working capital			35,375		33,970
Long-term debt			-		-

SALES AND PRODUCTION DATA

		Three-month period ended September 30,
		Ounces of gold		Cash cost
				(per ounce sold)
	Year	Sales	Production
				US$	CAN$
Island Gold Mine	2008	8,721	9,819	720	734
	2007	-	-	-	-
Beaufor Mine	2008	8,002	6,326	477	485
	2007	3,761	3,870	597	642
East Amphi Mine	2008	-	-	-	-
	2007	2,440	2,380	578	621
Total	2008	16,723	16,145	604	615
	2007	6,201	6,250	590	634

		Nine-month period ended September 30,
		Ounces of gold		Cash cost
				(per ounce sold)
	Year	Sales	Production
				US$	CAN$
Island Gold Mine	2008	24,122	26,374	758	772
	2007	-	-	-	-
Beaufor Mine	2008	24,707	26,725	517	526
	2007	22,569	22,399	475	510
East Amphi Mine	2008	-	-	-	-
	2007	12,675	11,718	494	531
Total	2008	48,829	53,099	636	648
	2007	35,244	34,117	482	518
		Average exchange rate used for 2007: US$1 = CAN$1.0748
		2008 estimated exchange rate: US$1 = CAN$1.0184

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2008
October 30, 2008

CONSOLIDATED STATEMENTS OF EARNINGS

		(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	$	$	$	$

REVENUE
Precious metals	15,348	4,443	45,095	26,177
Other	1,147	334	2,588	1,573

	16,495	4,777	47,683	27,750

EXPENSES
Operating costs	9,893	3,868	30,541	17,884
Royalties	389	56	1,097	338
Custom milling	620	-	978	-
Administration	769	687	2,431	2,323
Exploration and project evaluation	3,415	1,302	8,170	2,831
Accretion expense - asset retirement obligations	44	45	130	134
Depreciation and depletion	1,507	618	4,146	4,551
Loss (gain) on disposal of mining assets	1	(554)	21	(8,029)

	16,638	6,022	47,514	20,032

EARNINGS (LOSS) BEFORE OTHER ITEMS	(143)	(1,245)	169	7,718

MINING AND INCOME TAXES	549	350	34	43

	(692)	(1,595)	135	7,675

MINORITY INTEREST	202	(114)	586	18

NET EARNINGS (LOSS)	(894)	(1,481)	(451)	7,657

NET EARNINGS (LOSS) PER SHARE
basic and diluted	(0.04)	(0.06)	(0.02)	0.32

BASIC WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (thousands)	23,924	24,108	24,002	24,191

See accompanying notes to consolidated financial statements available on SEDAR.

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2008
October 30, 2008

CONSOLIDATED BALANCE SHEETS

	(in thousands of Canadian dollars)
	September 30,	December 31,
	2008	2007
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	29,624	27,291
Short-term investments	298	1,826
Accounts receivable	3,848	2,859
Mining and income taxes receivable	1,682	1,677
Inventories	6,378	5,438

	41,830	39,091

ADVANCE TO A MINORITY PARTNER	750	1,875

PROPERTY, PLANT AND EQUIPMENT	43,874	45,010

	86,454	85,976

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,534	5,005
Mining and income taxes payable	921	116

	6,455	5,121

ASSET RETIREMENT OBLIGATIONS	3,488	3,358

MINORITY INTEREST	15,139	14,238

FUTURE MINING AND INCOME TAXES	1,112	1,446

	26,194	24,163

SHAREHOLDERS' EQUITY

Capital stock	60,431	61,016
Contributed surplus	5,487	5,092
Deficit	(5,182)	(4,647)
Accumulated other comprehensive income	(476)	352

	60,260	61,813

	86,454	85,976

Commitments and subsequent events

See accompanying notes to consolidated financial statements available on SEDAR.

RICHMONT MINES REPORTS RESULTS FOR THE THIRD QUARTER OF 2008
October 30, 2008

CONSOLIDATED STATEMENTS OF CASH FLOW

		(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	$	$	$	$

CASH FLOW FROM (USED IN) OPERATING
ACTIVITIES
Net earnings (loss)	(894)	(1,481)	(451)	7,657
Adjustments for:
Depreciation and depletion	1,507	618	4,146	4,551
Stock-based compensation	108	129	384	411
Accretion expense - asset retirement obligations	44	45	130	134
Loss (gain) on disposal of mining assets	1	(554)	21	(8,005)
Loss (gain) on disposal of short-term investments	53	-	11	(397)
Minority interest	202	(114)	586	18
Future mining and income taxes	6	39	(333)	(524)

	1,027	(1,318)	4,494	3,845

Net change in non-cash working capital items	(207)	(4)	195	2,898

	820	(1,322)	4,689	6,743

CASH FLOW FROM (USED IN) INVESTING
ACTIVITIES
Acquisition of short-term investments	-	(261)	(23)	(346)
Disposal of short-term investments	9	5,000	712	5,803
Disposal of mining assets	12	909	67	3,397
Property, plant and equipment - Island Gold Mine	(447)	(1,286)	(1,488)	(2,841)
Property, plant and equipment - Beaufor Mine	(6)	(762)	(112)	(843)
Property, plant and equipment - East Amphi Mine	-	-	-	(34)
Other property, plant and equipment	(1,069)	38	(1,604)	124
Cash received from an advance to a minority
partner	-	375	750	750
Trust account	-	2,000	-	-

	(1,501)	6,013	(1,698)	6,010

CASH FLOW FROM (USED IN) FINANCING
ACTIVITIES
Issue of common shares	-	-	25	183
Redemption of common shares	(419)	(325)	(683)	(658)
Contribution from a minority partner	-	765	-	900

	(419)	440	(658)	425

Net increase (decrease) in cash and cash equivalents	(1,100)	5,131	2,333	13,178

Cash and cash equivalents, beginning of period	30,724	24,173	27,291	16,126

Cash and cash equivalents, end of period	29,624	29,304	29,624	29,304

See accompanying notes to consolidated financial statements available on SEDAR.